                                                                                                                                    P.O. Box 2600, Mail Stop V26

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-503-2398

                                                                                                                                    barry_mendelson @vanguard.com

April 26, 2013

Amy Miller, Esq.

U.S. Securities & Exchange Commission                                           via electronic filing

100 F Street, N.E.

Washington, DC 20549

RE:      Vanguard Malvern Funds (the “Trust”)

            Registration Statement No. 33-23444

            Post-Effective Amendment No. 55

Dear Ms. Miller,

This letter responds to your comments provided on March 28, 2013 on the above-referenced post-effective amendment, which seeks to register shares of Vanguard TIPS Transition Fund (the “Fund”), a new series of the trust.

Comment 1:  Prospectus – Investment Advisor (page 12)

Comment:       Provide more detail regarding the portfolio managers’ business experience during the past five years.

Response:        We have considered the comment and do not plan to make any changes to the description of the named portfolio managers, other than to note the year Ms. Wright-Casparius began working at Vanguard. As modified, we believe the level of detail provided meets the standard of Form N-1A, Item 10(a)(2).

Comment 2:  SAI – Industry Concentration Policy (pages B11-12)

Comment:       Include an industry concentration policy for the Fund.

Response:        We have made the requested change.

0289336, 0.1

Amy Miller, Esq.

April 26, 2013

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•                     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•                     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•                     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding this letter or the Trust’s filing. Thank you.

Sincerely,

Barry A. Mendelson

Principal and Senior Counsel